UNITED STA
SECURITIES AND EXCHA
Washington, D.C

OMB APPROVAL
Number: 3235-0123
s: October 31, 2004
...ated average burden
hours per response...... 12.00

910
3/25

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 AND ENDING 12/31/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CB Realty Sales Inc.

OFFICIAL USE ONLY
7314
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5402 East Lincoln Drive
(No. and Street)

Scottsdale AZ 85253
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kathleen M Palmer 240744-5279
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1676 International Drive, Mclean, VA 22102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9P
3/26

OATH OR AFFIRMATION

I, JUNE DURKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CB Realty Sales Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

June Durkin
Signature

President
Title

DAVID GARZA
Notary Public - Arizona
Maricopa County
My Comm. Expires Aug 4, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
CB Realty Sales, Inc.
December 31, 2013 and 2012

Page(s)

KPMG

KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Board of Directors
CB Realty Sales, Inc:

We have audited the accompanying financial statements of CB Realty Sales, Inc., which comprise the statement of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of CB Realty Sales Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

McLean, VA
February 28, 2014

STATEMENTS OF FINANCIAL CONDITION
CB Realty Sales, Inc.
December 31, 2013 and 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 90,390	$ 90,358
Receivable from Shareholder	60,886	74,057
	$ 151,276	$ 164,415
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 36,594	$ 25,168
Total liabilities	36,594	25,168
SHAREHOLDER'S EQUITY		
Common stock, $10 stated value; 100 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	99,000	99,000
Retained earnings	14,682	39,247
Total shareholder's equity	114,682	139,247
	$ 151,276	$ 164,415

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS
CB Realty Sales, Inc.
Years Ended December 31, 2013 and 2012

	2013	2012
REVENUES		
Commissions	$ 33,480	$ 32,700
Interest	53	103
Fees for administrative services	2,000	2,000
	35,533	34,803
EXPENSES		
Salaries and benefits	35,903	95,899
Regulatory and professional fees	31,342	23,469
Rent	3,583	3,583
Communications	2,377	1,977
Employee Relations	250	499
Other	2,701	1,106
	76,156	126,533
LOSS BEFORE TAXES	(40,623)	(91,730)
INCOME TAX BENEFIT	16,058	36,260
NET LOSS	$ (24,565)	$ (55,470)

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
CB Realty Sales, Inc.
Years Ended December 31, 2013 and 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2012	$ 1,000	$ 99,000	$ 94,717	$ 194,717
Net loss	—	—	(55,470)	(55,470)
Balance, December 31, 2012	1,000	99,000	39,247	139,247
Net loss	—	—	(24,565)	(24,565)
Balance, December 31, 2013	$ 1,000	$ 99,000	$ 14,682	$ 114,682

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
CB Realty Sales, Inc.
Years Ended December 31, 2013 and 2012

	2013	2012
OPERATING ACTIVITIES		
Net loss	$ (24,565)	$ (55,470)
Adjustments to reconcile to cash provided by operations:		
Changes in assets and liabilities:		
Receivable from Shareholder	13,171	55,921
Accounts payable and accrued expenses	11,426	(363)
Cash provided by operating activities	24,597	55,558
INCREASE IN CASH AND CASH EQUIVALENTS	32	88
CASH AND CASH EQUIVALENTS at beginning of year	90,358	90,270
CASH AND CASH EQUIVALENTS at end of year	$ 90,390	$ 90,358

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
CB Realty Sales, Inc.
December 31, 2013 and 2012

NOTE 1. THE COMPANY

CB Realty Sales, Inc., a Delaware Corporation, (the "Company") is engaged primarily in the resale of limited partnership units in Camelback Inn Associates Limited Partnership (the "Partnership"). The Partnership's business consists of the rental pooling of condominium units located in Arizona. The Company is registered as a real estate broker and broker/dealer of securities in Arizona. The Company is a wholly-owned subsidiary of Host Hotels & Resorts, Inc. (the "Shareholder").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's records are maintained on the accrual basis of accounting and its fiscal year coincides with the calendar year.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date the financial statements were available to be issued, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has evaluated subsequent events from the balance sheet date through February 28, 2014, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at date of purchase to be cash equivalents. Cash equivalents consist of money market funds, whose fair value is determined using Level 1 inputs (as defined by U.S. GAAP) consisting of unadjusted quoted prices for identical assets or liabilities in active markets.

Commission Revenue

Commission revenue generated through the sale of condominium units for which the Company acts as broker is recorded on the trade date.

Income Taxes

The Company is included in the consolidated federal income tax return filed by a taxable group of subsidiaries of the Shareholder. Federal and state income taxes are calculated using the pro rata method, and the amount of current tax expense or benefit calculated is either remitted to or received from the Shareholder. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing

currently enacted tax laws and rates. The Company's provision for income taxes for 2013 and 2012 is based on a 35% federal rate and an approximate 7% state rate.

As of December 31, 2013 and 2012, the Company was owed $16,058 and $36,260 from the Shareholder, respectively, related to its income tax benefit.

NOTE 3. RELATED PARTY TRANSACTIONS

Bank Accounts

All of the Company's receipts and disbursements are recorded through the Shareholder's central accounting system and banking account, except for the bank account used to maintain the Company's minimum net capital requirement (see Note 4).

The Company is required to maintain separate accounts for any funds for the exclusive benefit of customers in its possession. Monies for the purchase or sale of partnership units are deposited by the buyer directly with the title company which then pays the Company for commissions earned on the transaction. Accordingly, the Company did not possess any funds for the exclusive benefit of customers as of December 31, 2013 or 2012. The Company has claimed, and been granted, exempt status under SEC rule 15c3–3, Section (k)(2)(i) with regards to certain filing requirements based upon its treatment of funds for the exclusive benefit of customers.

Receivable from Shareholder

The receivable from Shareholder represents revenues of the Company deposited in the Shareholder's central bank account less expenses paid on behalf of the Company by the Shareholder and distributions paid to the Shareholder. The Company earned interest on the average monthly receivable balance at approximately 0.03% and 0.02% for the years ended December 31, 2013 and 2012, respectively.

Salaries and Benefits

During the years ended December 31, 2013 and 2012, the Shareholder provided the Company with administrative assistance which included accounting, management and legal services. The Shareholder charged the Company $35,903 and $95,899 for these services in 2013 and 2012, respectively. These charges represent a pro-rata allocation of salaries and benefits expense incurred by employees of the Shareholder related to time dedicated to the affairs of the Company and are included as salaries and benefits expense.

NOTE 4. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital of $5,000. In addition, the Company is required to maintain a percentage of aggregate indebtedness to net capital not to exceed 1,500% (as these terms are defined in the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1)). On December 31, 2013, the Company's net capital (as defined) was $51,988, resulting in excess net capital of $46,988. The Company's percentage of aggregate indebtedness to net capital was 70.39% at December 31, 2013.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CB Realty Sales, Inc. As of: December 31, 2013

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition				$	114,682	3480
2. Deduct ownership equity qualified for Net Capital					-	3490
3. Total ownership equity qualified for Net Capital				$	114,682	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					-	3520
B. Other (deductions) or allowable credits (List)					-	3525
5. Total capital and allowable subordinated liabilities				$	114,682	3530
6. Deductions and/or charges:						
A. Total nonallowable assets from Statement o f Financial Condition (Notes B and C)	$	60,886	3540			
B. Secured demand note deficiency		-	3590			
C. Commodity futures contracts and spot commodities - proprietary capital charges		-	3600			
D. Other deductions and/or charges (List)		-	3610	$	(60,886)	3620
7. Other additions and/or credits (List)					-	3630
8. Net capital before haircuts on securities positions				$	53,796	3640
9. Haircuts on securities (comuted, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments		-	3660			
B. Subordinated securities borrowings		-	3670			
C. Trading and investment securities:						
1. Exempted securities		-	3735			
2. Debt securities		-	3733			
3. Options		-	3730			
4. Other securities		-	3734			
D. Undue Concentration		-	3650			
E. Other (List) MONEY MARKET FUND		(1,808)	3736	$	(1,808)	3740
10. Net Capital				$	51,988	3750

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CB Realty Sales, Inc. As of: December 31, 2013

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)		$	2,440	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance w/ Note (A)		$	5,000	3758
13. Net Capital Requirement (greater of line 11 or 12)		$	5,000	3760
14. Excess net capital (line 10 less 13)		$	46,988	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$	48,329	3770

Computation of Aggregate Indebtedness

16. Total A.I. Liabilities from Statement of Financial Condition			$	36,594	3790
17. Add:					
A. Drafts for immediate credit	-	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	3810			
C. Other unrecorded amounts (List)	-	3820	$	-	3830
19. Total aggregate indebtedness			$	36,594	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)				70.39%	3850

Note: There are no material differences between the computation on this schedule and the Company's corresponding amended unaudited part II of Form X-17A-5 as of December 31, 2013.

STATEMENT OF NON-ALLOWABLE ASSETS
CB Realty Sales, Inc.
As of December 31, 2013

Receivable from Host Hotels & Resorts, Inc.	$ 60,886

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CB Realty Sales, Inc.	As of: December 31, 2013

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)			
A. (k) (1) - $2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(i) - "Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k) (2)(ii) - All customer transactions cleared through another firm	4335		4570
D. (k) (3) - Exempted by order of the Commission			4580

KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
CB Realty Sales, Inc.:

In planning and performing our audit of the financial statements of CB Realty Sales, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. [1]

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives. [2]

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

McLean, VA
February 28 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 88.83

B. Less payment made with SIPC-6 filed (exclude interest) (17.98)
7/24/2013
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 70.85

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 70.85

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CB Realty Sales Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 29th day of January, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: